Filed Pursuant to Rule 424(b)(3)
Registration No. 333-173864

CNL LIFESTYLE PROPERTIES, INC.

STICKER SUPPLEMENT DATED MARCH 20, 2014

TO PROSPECTUS DATED MAY 2, 2011

This sticker supplement (this “Supplement”) is part of and should be read in conjunction with our prospectus dated May 2, 2011, and our sticker supplement dated August 16, 2012, and the documents incorporated by reference therein. Capitalized terms used herein without definition shall have the meaning ascribed to them in the prospectus. The terms “we,” “our,” “us,” “Company” and “CNL Lifestyle Properties” include CNL Lifestyle Properties, Inc. and its subsidiaries.

COVER PAGE

The following amends certain information appearing on the Cover Page of the prospectus:

The purchase price for shares of our common stock under our Distribution Reinvestment Plan (the “DRP”) was $9.50 per share until August 16, 2012, at which time the purchase price was changed to $6.95 per share in connection with the first estimation of the net asset value (“NAV”) per share of our common stock as of June 30, 2012.

On March 4, 2014, our board of directors determined the estimated NAV per share of our common stock to be $6.85 per share as of December 31, 2013; and on March 6, 2014, our board of directors approved an amendment to our DRP, pursuant to which we will offer shares of our common stock at a per share price equal to our current estimated NAV at the time of reinvestment, rather than at a discount to NAV. Accordingly, commencing March 25 2014, the new purchase price for shares under our DRP will be equal to the board’s most recent estimated NAV per share as of December 31, 2013, or $6.85 per share (the “New DRP Price”).

PROSPECTUS SUMMARY

The following replaces the section entitled “PROSPECTUS SUMMARY – Estimated Value Per Share” at page 2 of the prospectus.

Determination of Estimated Net Asset Value Per Share and New Offering Price

On March 4, 2014, our board of directors unanimously approved $6.85 as the estimated NAV per share of our common stock as of December 31, 2013, based on 322,626,993 shares of our common stock outstanding as of that date. In connection with its determination, our board engaged an independent investment banking firm, CBRE Capital Advisors, Inc. (“CBRE Cap”), as its valuation expert to provide property level and aggregate valuation analyses of our investment portfolio. In addition, our board considered such other information, provided by a variety of sources including our advisor, as it deemed necessary and appropriate to reach its determination of our NAV per share.

On March 6, 2014, our board of directors approved an amendment to our DRP, whereby we now offer shares of our common stock at a per share price equal to the most recent estimated NAV per share of our common stock as of the time of reinvestment, rather than at a discount to NAV. On March 11, 2014, in connection with the amendment to the DRP, we mailed a letter to all of our stockholders, including all DRP participants, informing them of the board’s new estimated NAV per share and the New DRP Price. The New DRP Price will become effective March 25, 2014, 15 days following the date of mailing of the letter to stockholders. In view of the New DRP Price, we will temporarily waive the requirement that participants in the DRP provide advance notice of change to their DRP election at least 30 days prior to the end of the calendar quarter. DRP participants who provide notice of a change to their DRP election between March 6, 2014 and March 25, 2014 will have such changes effective prior to the next issuance of shares under the DRP with respect to the quarter ending March 31, 2014.

Background

In November 2013, our board of directors initiated a process to estimate our NAV per share as of December 31, 2013, to provide potential investors, existing stockholders, and brokers with an indication of the estimated value of our common stock based on our acquisitions to date and current portfolio. The Audit Committee of our board of directors, which is comprised solely of independent directors, was charged with oversight of the valuation process.

On the recommendation of the Audit Committee and the approval of the board of directors, we engaged CBRE Cap as our independent valuation expert. From its engagement through the issuance of its valuation report (the “Valuation Report”), CBRE Cap held discussions with our advisor and members of our senior management, and conducted or commissioned such appraisals, investigations, research, review and analyses, as it deemed necessary or advisable. On March 3, 2014 the Audit Committee, upon its receipt and review thereof, concluded that the Valuation Report was reasonable.

On March 4, 2014, the Audit Committee and the board of directors unanimously approved $6.85 as the estimated NAV per share of our common stock as of December 31, 2013, which valuation falls within the range of estimated net asset values set forth in CBRE Cap’s Valuation Report. The board’s estimated NAV per share does not include any potential additional value relating to the size or scale of components of our lifestyle-related portfolio of assets. These types of portfolio premiums are often obtained upon the sale of larger collections of like assets, but of course, are not assured. In addition, the estimated NAV per share is simply a snapshot in time and is not necessarily indicative of the value we might expect to realize from the portfolio when we pursue strategies to provide liquidity. CBRE Cap is not responsible for the estimated NAV per share of our common stock, and CBRE Cap did not participate in the board’s determination of the New DRP Price.

Valuation Methodologies

In preparing the Valuation Report, CBRE Cap, among other things:

•	reviewed financial and operating information requested from or provided by our advisor and senior management;

•	reviewed and discussed with our senior management and our advisor the historical and anticipated future financial performance of our properties, including forecasts prepared by our senior management, our advisor, and our joint venture partners;

•	commissioned restricted use appraisals which contained analysis on each of our real property assets (“MAI Appraisals”) and performed analyses and studies for each property;

•	conducted or reviewed proprietary research of its affiliates, including market and sector capitalization rate surveys;

•	reviewed third-party research, including Wall Street equity reports and online data providers;

•	compared our financial information to similar information of companies that CBRE Cap deemed to be comparable; and

•	reviewed our reports filed with the U.S. Securities and Exchange Commission, including, among others, our Annual Report on Form 10-K for the year ended December 31, 2012 and our Quarterly Report on Form 10-Q for the nine months ended September 30, 2013.

MAI Appraisals of all of our properties were performed in accordance with Uniform Standards of Professional Appraisal Practice (“USPAP”). The MAI Appraisals were commissioned by CBRE Cap from CBRE Appraisal Group, an affiliate that conducts appraisals and valuations of real properties. Each of the MAI Appraisals was prepared by personnel who are members of the Appraisal Institute and have the Member of Appraisal Institute (“MAI”) designations. CBRE Appraisal Group is not responsible for the estimated NAV per share of our common stock, and did not participate in our board’s determination of the New DRP Price.

As of December 31, 2013, our investment portfolio consisted of interests in 150 assets, including six loans in the ski and mountain lifestyle, golf, attractions, senior housing, marinas, and additional lifestyle property sectors. As a result, for the purposes of the Valuation Report, our real estate properties were classified into three categories: wholly owned operating assets, partially owned operating assets, and vacant land. The board of directors considered the following valuation methodologies with respect to each asset class, which were applied by CBRE Cap and summarized in its Valuation Report:

Wholly Owned Operating Assets. CBRE Cap created unlevered, ten-year discounted cash flow analyses from MAI Appraisals for our wholly owned, fully operational properties. For non-stabilized properties, lease-up discounts were applied to discounted cash flow to arrive at an “As Is” value. The “terminal capitalization rate” method was used to calculate terminal value of the assets, with such rates varying based on the specific geographic location and other relevant factors. Certain of our wholly owned golf course assets were valued based on market knowledge of recent activity for similar properties, as well as qualified inquiries for the acquisition of various properties we own.

Partially Owned Operating Assets. CBRE Cap assumed the sale of partially-owned portfolios on December 31, 2013, and derived the net proceeds after debt repayment to capture the specific joint venture promote structures to properly reflect our economic interest in each partially owned operating asset. For the sale values of such assets, CBRE Cap relied on the DCF value indications by property from MAI Appraisals. The terminal capitalization rate method was used to calculate terminal value of the assets, with such rates varying based on the specific geographic location and other relevant factors.

Vacant Land. CBRE Cap utilized the MAI Appraisal vacant land value based on market sales comparables.

Valuation Summary; Material Assumptions

The valuation process used by the board of directors to determine an estimated NAV per share was designed to follow recommendations of the Investment Program Association, a trade association for non-listed direct investment vehicles (the “IPA”), in the IPA Practice Guideline 2013-01, Valuations of Publicly Registered Non-Listed REITs, which was adopted by the IPA effective May 1, 2013.

In its Valuation Report, CBRE Cap included an estimate of the December 31, 2013 value of our assets, including cash and select other assets net of payables, and accruals and other liabilities. Such values were provided by our management from our unaudited balance sheet as of December 31, 2013. The fair market value of debt was estimated by discounting the required payments under our debt agreements using the estimated interest rate that it would expect to receive had it entered into the agreement as of December 31, 2013.

Taking into consideration the reasonableness of the valuation methodologies, assumptions and conclusions contained in CBRE Cap’s Valuation Report, our Audit Committee and board of directors determined the estimated value of our NAV per share taking into account CBRE Cap’s Valuation Report and information provided by a variety of sources including our advisor.

As with any valuation methodology, the methodologies considered by the Audit Committee and our board of directors, in reaching an estimate of the NAV per share of our common stock, are based upon all of the foregoing estimates, assumptions, judgments and opinions that may, or may not, prove to be correct. The use of different estimates, assumptions, judgments or opinions may have resulted in significantly different estimates of the NAV per share of our common shares.

The following table summarizes the material components of the net asset value and NAV estimates as of December 31, 2013:

	Value ($ in 000’s) at 12/31/13	Per Share	Value ($ in 000’s) at 8/1/2012	Per Share

Wholly-Owned Operating Assets	$2,950,264	$9.14	$2,656,360	$8.48
Partially-Owned Operating Assets	$240,798	$0.75	$487,300	$1.56
Cash	$71,601	$0.22	$32,224	$0.10
Accounts Receivables and Other Assets	$112,052	$0.35	$117,917	$0.38
Mortgages and Other Notes Receivable	$122,849	$0.38	$124,775	$0.40
Fair Market Value of Debt	($1,213,382)	($3.76)	($1,002,820)	($3.20)
Accounts Payable and Other Liabilities	($74,436)	($0.23)	($125,989)	($0.40)

Net Asset Value	$2,209,747	$6.85	$2,289,766	$7.31

Impact Factors

There are several primary factors driving the reduction from our previously reported estimated NAV per share. More than two-thirds of our assets were acquired between 2004 and 2008 – prior to the Great Recession – and our golf and marinas portfolios have been particularly impacted and declined in value as these sectors continue to experience residual challenges brought on by the economic downturn. We have worked aggressively to stabilize property operations and replace underperforming tenants to position these assets for improved performance. Our updated estimated NAV per share was also negatively impacted by a higher fair market valuation of our corporate bonds that have been consistently trading at a premium to par value, and an earlier than expected repurchase of our joint venture interests in 42 Sunrise senior housing communities. However, our senior housing portfolio continues to perform exceptionally well, partially offsetting the decline. Our ski and attractions portfolio valuations were largely consistent with our last estimated NAV per share, having increased in value during our ownership. For the attractions portfolio, this was in spite of extraordinary weather conditions at our largest theme park, Darien Lake, which recorded more than 30 percent fewer rain-free operating days in 2013 versus the prior season.

Additional Information Regarding the Valuation, Limitations of Estimated Share Value and the Engagement of CBRE Cap

Throughout the valuation process, the Audit Committee, our advisor and senior members of our management reviewed, confirmed and approved the processes and methodologies and their consistency with real estate industry standards and best practices.

CBRE Cap’s Valuation Report is based upon market, economic, financial and other information, circumstances and conditions existing prior to December 31, 2013, and any material change in such information, circumstances and/or conditions may have a material effect on our estimated NAV per share. CBRE Cap’s valuation materials are addressed solely to our board of directors, to assist it in establishing an estimated NAV per share for our common stock. CBRE Cap’s Valuation Report is not addressed to the public, and should not be relied upon by any other person to establish an estimated value of our common stock. CBRE Cap’s Valuation Report does not constitute a recommendation by CBRE Cap to purchase or sell any shares of our common stock under the DRP or otherwise.

In connection with its review, while CBRE Cap reviewed for reasonableness the information supplied or otherwise made available to it by us or our advisor, CBRE Cap assumed and relied upon the accuracy and completeness of all such information and of all information supplied or otherwise made available to it by any other party, and did not undertake any duty or responsibility to verify independently any of such information. With respect to financial forecasts and other information and data provided to or otherwise reviewed by or discussed with CBRE Cap, CBRE Cap assumed that such forecasts and other information and data were reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of our management, and relied upon us to promptly advise CBRE Cap if any information previously provided became inaccurate or was required to be updated during the period of its review. In preparing its valuation materials, CBRE Cap did not, and was not requested to solicit third party indications of interest for the Company in connection with possible purchases of our securities or the acquisition of all or any part of the Company.

In performing its analyses, CBRE Cap made numerous assumptions as of various points in time with respect to industry performance, general business, economic and regulatory conditions, current and future rental market for our operating properties and those in development and other matters, many of which are necessarily subject to change and beyond the control of CBRE Cap and us. The analyses performed by CBRE Cap are not necessarily indicative of actual values, trading values or actual future results of our common stock that might be achieved, all of which may be significantly more or less favorable than suggested by the Valuation Report. The analyses do not purport to be appraisals or to reflect the prices at which the properties may actually be sold, and such estimates are inherently subject to uncertainty. The actual value of our common stock may vary significantly depending on numerous factors that generally impact the price of securities, our financial condition and the state of the real estate industry more generally. Accordingly, with respect to the estimated NAV per share of our common stock, neither we nor CBRE Cap can give any assurance that:

•	a stockholder would be able to resell his or her shares at this estimated value;

•	a stockholder would ultimately realize distributions per share equal to our estimated NAV per share upon liquidation of our assets and settlement of our liabilities or a sale of the Company;

•	our shares would trade at a price equal to or greater than the estimated NAV per share if we listed them on a national securities exchange; or

•	the methodology used to estimate our NAV per share would be acceptable to FINRA or under ERISA for compliance with its reporting requirements.

The December 31, 2013 estimated NAV per share was determined by our board of directors on March 4, 2014. The value of our shares will fluctuate over time as a result of, among other things, developments related to individual assets and responses to the real estate and capital markets. We currently expect to update and announce our estimated NAV per share at least annually.

CBRE Group, Inc. (“CBRE”) is a Fortune 500 and S&P 500 company headquartered in Los Angeles, California and the world’s largest commercial real estate services and investment firm (in terms of 2013 revenue). CBRE Cap, a FINRA registered broker-dealer and a subsidiary of CBRE, is an investment banking firm that specializes in providing real estate financial services. CBRE Cap and affiliates possess substantial experience in the valuation of assets similar to those owned by us, and regularly undertake the valuation of securities in connection with public offerings, private placements, business combinations and similar transactions. For the preparation of the Valuation Report, we paid CBRE Cap a customary fee for services of this nature, no part of which was contingent relating to the provision of services or specific findings. We have not engaged CBRE Cap for any other services. During the past two years, certain of our affiliates engaged affiliates of CBRE primarily for various real estate-related services, including the engagement of CBRE Cap to serve as their third-party valuation advisor. In addition, we anticipate that affiliates of CBRE will continue to provide similar real estate-related services in the future. Certain other affiliates have engaged CBRE Cap to serve as their third-party valuation advisor. In addition, we may in our discretion engage CBRE Cap to assist our board of directors in future determinations of our estimated NAV per share. We are not affiliated with CBRE, CBRE Cap or any of their affiliates. While we and affiliates of our advisor have engaged and may engage CBRE Cap or its affiliates in the future for commercial real estate services of various kinds, we believe that there are no material conflicts of interest with respect to our engagement of CBRE Cap. In the ordinary course of its business, CBRE, its affiliates, directors and officers may structure and effect transactions for its own account or for the accounts of its customers in commercial real estate assets of the same kind and in the same markets as our assets.

EXPERTS

The following is an addition to the section entitled “EXPERTS” at page 17 of the prospectus.

CBRE Cap provided the Valuation Report, in respect of the estimated NAV per share of our common stock as of December 31, 2013, in accordance with valuation guidelines approved by our board of directors. While our Audit Committee and board of directors used CBRE Cap’s Valuation in connection with the board’s determination of our estimated NAV per share as of December 31, 2013, and in connection with its determination of the New DRP Price, as described under “PROSPECTUS SUMMARY – Determination of Estimated Net Asset Value Per Share and New Offering Price,” CBRE Cap’s Valuation Report does not constitute a recommendation by CBRE Cap with respect to any purchase or any sale of shares of our common stock, under our DRP or otherwise.